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The Travelers Insurance Company
One Cityplace
Hartford, CT 06103-3415


                                   May 9, 2006


U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

          Re:     The Travelers Fund BD III For Variable Annuities
                  The Travelers Insurance Company
                  File Nos. 333-27689 and 811-08225
                  SEC Accession No. 0000950135-06-002732
                  Form RW WD -- Withdrawal of a Registration Withdrawal Request

Dear Sir or Madam:

          The Travelers Insurance Company ("Travelers") and The Travelers Fund BD III For Variable Annuities (the "Registrant") hereby request the withdrawal of the Form RW filed on April 27, 2006 (SEC Accession No. 0000950135-06-002732). The filing was incorrectly filed as a Form RW and was intended to be filed as a Form AW to withdraw an inadvertently filed post-effective amendment. Shortly after the filing of this Form RW-WD, a Form AW will be filed to request withdrawal of the post-effective amendment.

         Therefore, Travelers and the Registrant hereby request that an order be issued granting their request for withdrawal of the incorrectly filed Form RW (SEC Accession No. 0000950135-06-002732) as soon as is practicable.

          If you have any questions regarding this matter, please contact Tom Conner of Sutherland, Asbill & Brennan LLP at (202) 383-0590.

                               Sincerely,

                               The Travelers Insurance Company

                               /s/ Paul L. LeClair
                               -------------------
                               Paul L. LeClair
                               Vice President and Actuary

                               The Travelers Fund BD III For Variable Annuities

                               /s/ Paul L. LeClair
                               -------------------
                               Paul L. LeClair
                               Vice President and Actuary


cc:      W. Thomas Conner
         Marie Swift
         Gina Sandonato
         Robert S. Lamont